Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 17, 2018

TO THE PROSPECTUS DATED APRIL 16, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 16, 2018 (the “Prospectus”), Supplement No. 1 dated July 13, 2018, Supplement dated July 16, 2018 and Supplement No. 3 dated August 16, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2018;

•	to disclose the calculation of our August 31, 2018 net asset value (“NAV”) per share for each class of our common stock; and

•	to update the “Experts” section of the Prospectus.

October 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2018 (and repurchases as of September 30, 2018) is as follows:

Transaction Price (per share)
Class T	$10.29
Class S	10.29
Class D	10.29
Class I	10.29

The transaction price for our Class D and Class I shares is equal to such class’s NAV per share as of August 31, 2018. A detailed presentation of the NAV per share is set forth below.

As of August 31, 2018, we had not sold any Class T or Class S shares. The transaction price for our Class T and Class S shares is based on our aggregate NAV per share as of August 31, 2018. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2018 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of August 31, 2018, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT 0918P

The following tables provide a breakdown of the major components of our NAV as of August 31, 2018 ($ and shares in thousands):

Components of NAV	August 31, 2018
Investment in real property	$206,845
Investment in real estate-related assets	22,467
Investment in International Affiliated Funds	3,018
Cash and cash equivalents	15,527
Other assets	4,621
Debt obligations	—
Other liabilities	(3,499)
Stockholder servicing fees payable the following month (1)	—

Net Asset Value	248,979

Number of outstanding shares	24,057

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2018, we have accrued under GAAP approximately $23,000 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2018 ($ and shares in thousands, except per share data):

NAV Per Share	Class N Shares	Class I Shares	Class D Shares	Total
Net asset value	$247,599	$1,112	$268	$248,979
Number of outstanding shares	23,923	108	26	24,057

NAV per share as of August 31, 2018	10.35	10.29	10.29

As of August 31, 2018, we had not sold any Class T or Class S shares. We will disclose the NAV per share for each outstanding class of common stock in future periods once shares of such class are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2018 valuations, based on property types. Once we own more than one office and retail property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.2%	6.3%
Multifamily	7.0	5.4

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.8%
(weighted average)	0.25% increase	(1.9%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+2.3%	+2.8%
(weighted average)	0.25% increase	(2.5%)	(2.5%)

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of August 31, 2018 presented on page 2 of this Supplement under the section “August 31, 2018 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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